

August 5, 2009

Mail Stop 4631

<u>via U.S. Mail and facsimile</u>

Mr. Tom Gurnee, Chief Financial Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

Re: Xinyuan Real Estate Co., Ltd.
Registration Statement on Form F-3
Filed on: July 10, 2009
File No.: 333-160518

Dear Mr. Gurnee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please be advised that we will not take action to accelerate the effectiveness of the current registration statement until you clear outstanding staff comments on your Form 20-F for the year ended December 31, 2008.

2. It is not clear whether the debt securities may be guaranteed by one or more of your subsidiaries. If so, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee the debt securities and have each of the subsidiary guarantors sign the registration statement. Please note that at the time of effectiveness, the registration statement must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise.

3. Please note that the registration statement must include an indenture at the time of effectiveness in order to be qualified under the Trust Indenture Act. Please file the indenture with your amendment. In addition, please revise your disclosure to include a discussion of the material terms of the indenture.

4. Please revise your disclosure to include a discussion of the material terms of the warrants.

5. The Statement of Eligibility of the Trustee on Form T-1 must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or no later than two business days after the beginning of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type "305B2". Refer to Interpretation 220.01 of the Division's Trust Indenture Act Compliance and Disclosure Interpretations.

Selling Shareholders, page 7

6. Expand footnotes (4) and (5) to the selling shareholders' table to identify the natural persons who exercise sole or shared voting and/or investment power over the shares shown in the table for Drawbridge Global Macro Master Fund Ltd and for Forum Asian Realty Income II, L.P., respectively.   Refer to Interpretation 140.02 of the Division's Regulation S-K Compliance and Disclosure Interpretations.

Legal Matters

7. You state that Baker & McKenzie LLP may rely upon TransAsia Lawyers with respect to matters governed by Chinese Law. Accordingly, the opinion of TransAsia Lawyers should be filed in an amendment to the registration statement.

Exhibit 5.1

8. The opinion of counsel regarding the legality of the warrants and debt securities should be filed with your amendment.

9. The legal opinion of Maples & Calder should be revised to address the shares registered for resale in the secondary offering.

Annual Report on Form 20-F

Item 15. Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 102

10. In future filings, please correct the reference in the first sentence to the definition of "internal control over financial reporting." The correct reference is Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended.

11. We note disclosure at the bottom of page 102 that the effectiveness of your internal controls over financial reporting as of December 31, 2008 has been audited by Ernest & Young Hua Ming. In future filings, please provide the information required by Item 15(b)(c) that the registered public accounting firm has issued an attestation report on management's assessment of the company's internal control over financial reporting.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or in her absence; contact Jay Ingram, Branch Chief-Legal at (202) 551-3397 if you have questions regarding the above comments.

Sincerely,

Pamela A. Long
Assistant Director